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Filed pursuant to General Instruction II.L of Form F-10; File No. 333-140150

New Issue	February 6, 2007
Prospectus Supplement to the Short Form Base Shelf Prospectus Dated January 31, 2007

TRANSCANADA CORPORATION

$1,499,860,000

39,470,000 Subscription Receipts
each representing the right to receive one Common Share

       TransCanada Corporation ("TCC" or the "Corporation") is hereby qualifying for distribution (the "Offering") 39,470,000 subscription receipts ("Subscription Receipts"), each of which will entitle the holder thereof to automatically receive, upon the closing of the Acquisition (as defined herein), without any further action on the part of the holder thereof and without payment of additional consideration, one common share ("Common Share") of the Corporation. See "Details of the Offering" and "Plan of Distribution". The Corporation is also hereby qualifying for distribution the Common Shares issuable on exchange of the Subscription Receipts.

       The gross proceeds from the sale of the Subscription Receipts (the "Escrowed Funds") will, from the Offering Closing Date (as defined herein) until the Acquisition Closing Date (as defined herein), be held in escrow by Computershare Trust Company of Canada, as escrow agent (the "Escrow Agent") and invested in short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province of Canada or a Canadian chartered bank, as directed by the Corporation, provided that such obligation is rated at least R1 (middle) by Dominion Bond Rating Service Limited ("DBRS") or an equivalent rating service, pending closing of the Acquisition or termination of the Acquisition Agreement (as defined herein).

Price: $38.00 per Subscription Receipt

	Price to the Public	Underwriters' Fee(1)	Net Proceeds to the Corporation(2)
Per Subscription Receipt	$38.00	$1.33	$36.67
Total(3)	$1,499,860,000	$52,495,100	$1,447,364,900

(1)
The Underwriters' fee is payable as to 50% on the Offering Closing Date and 50% upon release of the Escrowed Funds. In the event the Escrowed Funds are refunded to purchasers, the fee payable to the Underwriters (as defined herein) will consist solely of the amount payable on the Offering Closing Date.

(2)
Before deducting the estimated expenses of the Offering of approximately $1,200,000 and excluding any interest that may be earned on the Escrowed Funds. The expenses of the Offering and the Underwriters' fee will be paid from the general funds of the Corporation.

(3)
The Corporation has granted to the Underwriters an option (the "Over-Allotment Option"), exercisable at any time until 30 days following the Offering Closing Date, to purchase up to an additional 15% of the Subscription Receipts at the offering price. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation, before expenses and interest, will be $1,724,839,000, $60,369,365 and $1,664,469,635, respectively. See "Plan of Distribution". The granting of the Over-Allotment Option, the distribution of the Subscription Receipts that may be issued on the exercise of the Over-Allotment Option, and the issuance of Common Shares on exchange of the Subscription Receipts are also qualified under this Prospectus Supplement.

       On December 22, 2006, an indirect subsidiary of the Corporation entered into a purchase and sale agreement (the "Acquisition Agreement") with El Paso Corporation and El Paso CNG Company, L.L.C. (together, "El Paso") to acquire (the "Acquisition") American Natural Resources Company and ANR Storage Company (together, "ANR"). See "Recent Developments".

       The issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") under the symbol "TRP". On February 5, 2007, the closing prices of the Common Shares on such exchanges were $38.88 and US$33.00, respectively. There is currently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell Subscription Receipts purchased under this Prospectus Supplement. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See "Risk Factors". The Corporation has applied to the TSX to list the Subscription Receipts, and the Common Shares issuable upon exchange of the Subscription Receipts, offered by this Prospectus Supplement. The Corporation has also applied to the NYSE to list the Common Shares issuable upon exchange of the Subscription Receipts. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX and NYSE. There can be no assurance that the Subscription Receipts will be accepted for listing on the TSX.

       It is currently anticipated that the closing date of the Offering (the "Offering Closing Date") will be on or about February 14, 2007, or such later date as the Corporation and the Underwriters may agree but in any event not later than February 28, 2007. Each Subscription Receipt will be automatically exchanged for one Common Share, without any further action required on the part of the holder of the Subscription Receipt and without payment of additional consideration, at 5:00 p.m. (Calgary time) on the closing date of the Acquisition (the "Acquisition Closing Date"), which is expected to occur shortly after the expiration or termination of the applicable waiting period in connection with the Acquisition under the United States Hart-Scott-Rodino Act ("HSR Act"), provided that this date occurs on or prior to June 22, 2007 (the "Outside Date"). After the Acquisition Closing Date, the former holders of Subscription Receipts will be entitled as holders of Common Shares to receive dividends from the Corporation, to vote and to all other rights available to holders of Common Shares. Holders of Subscription Receipts will also be entitled to receive an amount (the "Dividend Equivalent Amount") per Subscription Receipt equal to the per Common Share cash dividends, if any, actually paid or payable to holders of Common Shares in respect of all record dates for dividends occurring between the Offering Closing Date and the

Acquisition Closing Date, as if the Subscription Receipts had been converted to Common Shares immediately prior to such record dates. See "Details of the Offering".

       If the Acquisition fails to close on or prior to 5:00 p.m. (Calgary time) on the Outside Date or if the Acquisition Agreement is terminated or the Corporation advises the Underwriters or announces to the public that it does not intend to proceed with the Acquisition at any earlier time (the earlier date being the "Termination Date"), the Escrow Agent and the Corporation will return to each holder of Subscription Receipts, commencing on the third business day following the Outside Date or Termination Date, as the case may be, an amount equal to (i) the aggregate issue price of such holder's Subscription Receipts plus (ii) an amount equal to such holder's share of the interest earned on the Escrowed Funds, net of any applicable withholding taxes. See "Details of the Offering".

       TCC currently expects that the Offering Closing Date will occur prior to the Acquisition Closing Date. However, if all of the conditions to the closing of the Acquisition are satisfied or waived on or prior to the Offering Closing Date, the Corporation will deliver Common Shares on the Offering Closing Date instead of Subscription Receipts and will use the proceeds of the Offering to pay a portion of the purchase price of the Acquisition or repay a portion of the indebtedness incurred to finance a portion of the purchase price of the Acquisition. This Prospectus Supplement also qualifies any such distribution of Common Shares. See "Details of the Offering" and "Use of Proceeds".

       Provided that the Acquisition Closing Date occurs on or prior to the Outside Date and the Escrow Release Notice (as defined herein) is provided to the Escrow Agent on or prior to 5:00 p.m. (Calgary time) on the Outside Date, the Escrowed Funds (together with the interest earned thereon) will be released by the Escrow Agent to the Corporation. See "Details of the Offering". Following such release of the Escrowed Funds by the Escrow Agent, the proceeds to the Corporation of the Offering will be used to repay a portion of the indebtedness incurred to finance a portion of the purchase price of the Acquisition. See "Use of Proceeds".

       BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc., UBS Securities Canada Inc. and Canaccord Capital Corporation (collectively, the "Underwriters"), as principals, conditionally offer the Subscription Receipts, subject to prior sale, if, as and when issued and delivered by the Corporation to, and accepted by, the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters relating to Canadian law on behalf of the Corporation by Stikeman Elliott LLP and on behalf of the Underwriters by Macleod Dixon LLP and certain legal matters relating to United States law on behalf of the Corporation by Mayer, Brown, Rowe & Maw LLP and on behalf of the Underwriters by Shearman & Sterling LLP. Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. Book-entry only certificates representing the Subscription Receipts will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") or its nominee and will be deposited with CDS on the Offering Closing Date. A purchaser of Subscription Receipts will receive only a customer confirmation from a registered dealer which is a CDS participant and from or through which the Subscription Receipts are purchased.

       Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions which stabilize or maintain the market price of the Subscription Receipts at levels other than those which might otherwise prevail on the open market. In certain circumstances, the Underwriters may offer the Subscription Receipts at a price lower than the offering price specified in this Prospectus Supplement. See "Plan of Distribution".

       Investing in the Subscription Receipts involves certain risks. See "Risk Factors" in the accompanying Prospectus and in this Prospectus Supplement.

       Each of BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc. and UBS Securities Canada Inc. is a subsidiary or an affiliate of one of the Corporation's lenders and to which the Corporation is currently indebted. Consequently, the Corporation may be considered a connected issuer of such Underwriters for the purposes of securities regulations in certain provinces of Canada. The net proceeds from this Offering may be used to reduce the Corporation's indebtedness to such lenders. See "Relationship Between the Corporation and Certain of the Underwriters" and "Use of Proceeds".

       This Offering is made by a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. Information regarding the impact upon the Corporation's financial statements of significant differences between Canadian and United States generally accepted accounting principles is contained in the Corporation's audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2006 and December 31, 2005 and for the three and nine month periods ended September 30, 2006 and 2005.

       Prospective investors should be aware that the acquisition of the Subscription Receipts described herein or Common Shares issuable on exchange of the Subscription Receipts may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in this Prospectus Supplement or the Prospectus.

       The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

       The Subscription Receipts have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any United States state securities commission passed upon the accuracy or adequacy of this Prospectus Supplement and the Prospectus. Any representation to the contrary is a criminal offence.

Important Notice About Information in this
Prospectus Supplement and the Accompanying Prospectus

        This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the securities the Corporation is offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Subscription Receipts offered hereunder.

        Prospective investors should rely only on the information contained in or incorporated by reference into this Prospectus Supplement and the Prospectus. The Corporation has not authorized any other person to provide prospective investors with additional or different information. If anyone provides prospective investors with different or inconsistent information, prospective investors should not rely on it. The Corporation is offering to sell, and seeking offers to buy, these securities only in jurisdictions where offers and sales are permitted. Prospective investors should assume that the information appearing in this Prospectus Supplement and the Prospectus, as well as information the Corporation has previously filed with the SEC and with the securities regulatory authority in each of the provinces and territories of Canada that is incorporated herein and in the Prospectus by reference, is accurate as of their respective dates only. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

        In this Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada, and references to "US dollars" or "US$" are to lawful currency of the United States.

        Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the Prospectus is determined using Canadian generally accepted accounting principles which are in effect from time to time in Canada, referred to as "Canadian GAAP." "US GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between the Corporation's financial results as calculated under Canadian GAAP and US GAAP, prospective investors should refer to the Corporation's audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2005 and 2004 and for each of the years in the three years ended December 31, 2005, and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2006 and December 31, 2005 and for the three and nine month periods ended September 30, 2006 and 2005 incorporated by reference in the Prospectus.

Forward-Looking Information

        This Prospectus Supplement and the Prospectus and the documents incorporated by reference therein include "forward-looking statements" within the meaning of securities laws, including the "safe harbour" provisions of the Securities Act (Ontario), the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended. All forward-looking statements are based on the Corporation's current beliefs as well as assumptions made by and information currently available to the Corporation and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements may be identified by the use of words like "believes", "intends", "expects", "may", "will", "should", or "anticipates", or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

        The risks and uncertainties of the Corporation's business, including those discussed and incorporated by reference in the Prospectus and the Annual Information Form (as defined herein) and as described under "Risk Factors" herein could cause the Corporation's actual results and experience to differ materially from the anticipated results or other expectations expressed. The material assumptions in making these forward-looking statements are disclosed in the MD&A (as defined herein and as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein and in the Prospectus) under the headings "Overview and Strategic Priorities", "Gas Transmission — Opportunities and Developments", "Gas Transmission — Outlook", "Power — Opportunities and Developments" and "Power — Outlook". (For periods subsequent to June 1, 2006, the headings in the preceding sentence are "Overview and Strategic Priorities", "Pipelines — Opportunities and Developments", "Pipelines — Outlook", "Energy — Opportunities and Developments" and "Energy — Outlook".) In addition, the Corporation bases forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that events described in the forward-looking statements set out in this Prospectus Supplement and the documents incorporated by reference in this Prospectus Supplement and the Prospectus may not occur.

        The Corporation cannot assure prospective investors that its future results, levels of activity and achievements will occur as the Corporation expects, and neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, the Corporation has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Exchange Rates

        The following table sets out certain exchange rates based upon the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The rates are set out as United States dollars per Cdn.$1.00 and are the inverse of the rates quoted by the Federal Reserve Bank of New York for Canadian dollars per US$1.00.

	Year Ended December 31,				12 Months-Ended September 30,
	2005		2004		2006		2005
High for the period	US$	0.8690	US$	0.8493	US$	0.9100	US$	0.8615
Low for the period	US$	0.7872	US$	0.7158	US$	0.8361	US$	0.7858
End of period	US$	0.8579	US$	0.8310	US$	0.8968	US$	0.8615
Average for the period(1)	US$	0.8282	US$	0.7719	US$	0.8795	US$	0.8220

(1)
Average represents the average of the rates on the last day of each month during the period.

        On February 6, 2007, the inverse of the noon buying rate quoted by the Federal Reserve Bank of New York for Canadian dollars was Cdn.$1.00 per US$0.8461.

Where to Find More Information

        The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Subscription Receipts. This Prospectus Supplement and the Prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and in the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        The Corporation files annual and quarterly financial information, material change reports, business acquisition reports and other material with the securities commissions or similar regulatory authority in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that TCC has filed with the securities commissions or similar authorities in each of the provinces and territories of Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Prospective investors may read and copy any document TCC has filed with the SEC at the SEC's public reference room in Washington D.C. and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents the Corporation has filed with the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system at www.sec.gov. Reports and other information about the Corporation may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Documents Incorporated by Reference

        This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the Prospectus only for the purposes of the Subscription Receipts, the Over-Allotment Option and the Common Shares issuable on exchange of Subscription Receipts offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details.

        The following documents of the Corporation, which are filed by the Corporation with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the Prospectus:

  (a)
  Audited comparative consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, the notes thereto, and the auditors' report thereon, and management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2005 (the "MD&A");

  (b)
  Audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, the notes thereto, and the auditors' report thereon;

  (c)
  Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference, dated February 27, 2006;

  (d)
  Annual Information Form for the year ended December 31, 2005 dated February 27, 2006 (the "Annual Information Form");

  (e)
  Management Proxy Circular dated February 28, 2006 for the 2006 annual meeting of shareholders held April 28, 2006;

  (f)
  Unaudited interim comparative consolidated financial statements as at September 30, 2006 and December 31, 2005 and for the three and nine month periods ended September 30, 2006 and 2005, the notes thereto, and management's discussion and analysis of financial condition and results of operations as at and for the nine month period ended September 30, 2006;

  (g)
  Unaudited related supplemental note entitled "Reconciliation to United Stated GAAP" as at September 30, 2006 and December 31, 2005 and for the three and nine month periods ended September 30, 2006 and 2005;

  (h)
  Material change report dated June 1, 2006 relating to changes in executive leadership of TCC;

  (i)
  Material change report dated January 2, 2007 relating to TCC's pending acquisition of ANR and an additional 3.55% interest in Great Lakes Gas Transmission Limited Partnership ("Great Lakes") from El Paso; and

  (j)
  Press release dated January 30, 2007, relating to the Corporation's results of operations for the three months and year ended December 31, 2006.

        Any documents of the type referred to above (excluding confidential material change reports and press releases that do not contain financial information about the Corporation for financial periods more recent than the most recent annual or interim financial statements filed by the Corporation with securities regulatory authorities in Canada) and any business acquisition reports subsequently filed by the Corporation with securities regulatory authorities in Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus for the purposes of this Offering. These documents are available through the internet on SEDAR, which can be accessed at www.sedar.com. In addition, any similar documents filed by the Corporation with the SEC in the Corporation's periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this Prospectus Supplement, shall be deemed to be incorporated by reference into this Prospectus Supplement and the registration statement of which the Prospectus Supplement forms a part, if and to the extent expressly provided in such reports. The Corporation's periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC's web site at www.sec.gov.

        Any statement contained in the Prospectus, this Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference in the Prospectus or this Prospectus Supplement for the purposes of the Offering shall be deemed to be modified or superseded, for the purposes of the Prospectus and this Prospectus Supplement, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the Prospectus or this Prospectus Supplement, except as so modified or superseded.

Recent Developments

Acquisition of ANR

        On December 22, 2006, the Corporation announced plans to acquire, through an indirect subsidiary of the Corporation, ANR from El Paso. The total purchase price for ANR and for the additional 3.55% interest in Great Lakes as described herein is approximately US$3.4 billion, subject to certain closing adjustments, and includes approximately US$457 million of assumed debt. The Acquisition is expected to close shortly after the expiration or termination of the applicable waiting period under the HSR Act, provided that this date occurs on or prior to the Outside Date.

        ANR operates one of the largest interstate natural gas pipeline systems in the United States, providing transportation, storage, and various capacity-related services to a variety of customers in both the United States and Canada. The system consists of 17,000 kilometres (10,500 miles) of pipeline with a peak-day capacity of 6.8 billion cubic feet per day ("Bcf/d"). It transports natural gas from producing fields in Louisiana, Oklahoma, Texas and the Gulf of Mexico to markets in Wisconsin, Michigan, Illinois, Ohio and Indiana. The ANR pipeline system also connects with numerous other pipelines providing customers with access to diverse sources of supply from western Canada and the Rocky Mountain region as well as access to a variety of end-user markets in midwestern and northeastern United States.

        ANR also owns and operates numerous underground natural gas storage facilities in Michigan with a total capacity of approximately 230 billion cubic feet. As part of the acquisition, TCC will also obtain certain natural gas supplies contained within production and storage reservoirs in Michigan.

Acquisition of Interest in Great Lakes

        On December 22, 2006, the Corporation also announced plans to acquire, through an indirect subsidiary, an additional 3.55% interest in Great Lakes from an affiliate of El Paso. Great Lakes owns and operates a 3,400 kilometre (2,115 mile) interstate natural gas pipeline system with a design capacity of 2.5 Bcf/d. Extending from the Minnesota-Manitoba border at Emerson to the Michigan-Ontario border at St. Clair, Great Lakes provides a direct link between the Western Canadian Sedimentary Basin and major industrial and market centres in Minnesota, Wisconsin, Michigan and eastern Canada. In addition to the acquisition of an additional 3.55% interest in Great Lakes, TCC will also become the operator of Great Lakes through the sole ownership of the operating company previously jointly owned by affiliates of El Paso and TCC.

        Concurrently with TCC's acquisition of an additional 3.55% interest in Great Lakes, TC PipeLines, LP will acquire a 46.45% interest in Great Lakes from El Paso. An affiliate of TCC is the general partner of, and a common unitholder holding a 13.4% interest in, TC PipeLines, LP.

        The foregoing transactions with respect to Great Lakes do not form part of, and are not included in, the Acquisition. The closing of the Corporation's acquisition of an additional 3.55% interest, and TC PipeLines, LP's acquisition of a 46.45% interest, in Great Lakes are, however, conditional upon the closing of the Acquisition, and certain of the obligations of the Corporation's subsidiary and TC Pipelines, LP have been guaranteed, on a joint and several basis, by TCC and TransCanada PipeLine USA Ltd. ("TCPL USA"), an indirect subsidiary of TCC.

Acquisition Agreement

        On December 22, 2006, an indirect subsidiary of the Corporation (the "Purchaser") entered into the Acquisition Agreement with El Paso which provides for, among other things, the Acquisition by the Purchaser of ANR. The closing of the Acquisition is expected to occur shortly after the expiration or termination of the applicable waiting period under the HSR Act, provided that this occurs on or prior to the Outside Date, and is subject to several other conditions. Set forth below is a summary of the material provisions of the Acquisition Agreement. This summary does not purport to be complete. Investors interested in reviewing a copy of the Acquisition Agreement may do so at the offices of the Corporation. See "Material Contracts".

Purchase Price

        The aggregate purchase price payable to El Paso for ANR and for the additional 3.55% interest in Great Lakes is approximately US$3.4 billion, subject to certain closing adjustments, and includes approximately US$457 million of assumed debt.

Representations and Warranties

        The Acquisition Agreement includes customary representations and warranties for transactions of this nature made by El Paso regarding El Paso and ANR. Generally, the representations and warranties of El Paso survive the closing of the Acquisition for a period of 18 months, with certain representations and warranties surviving for the applicable limitations period or indefinitely.

Covenants

        The parties to the Acquisition Agreement have made customary covenants relating to certain events occurring between the signing of the Acquisition Agreement and the Acquisition Closing Date, and the conduct of the business of ANR in the ordinary course of business except for the transactions contemplated or required by the Acquisition Agreement or as otherwise mutually agreed.

Indemnities

        The Acquisition Agreement also contains customary indemnities by the parties thereto. These indemnities cover, among others, losses relating to or arising from breaches of the representations and warranties, or of the covenants and agreements, contained in the Acquisition Agreement. Notwithstanding the foregoing, El Paso will not be required to indemnify the Purchaser unless the aggregate amount of losses for which indemnity would otherwise be payable with respect to breaches of representations, warranties and certain covenants exceeds 1% of the purchase price in the aggregate, and in such event, El Paso will be responsible for only the amount in excess of 1% of the purchase price. Furthermore, in no event will El Paso be required to indemnify the Purchaser with respect to losses arising from breaches of representations and warranties for an amount, in the aggregate, exceeding 10% of the purchase price. The above limitations on indemnification do not apply to claims or losses that result from El Paso's breach of certain covenants, representations and warranties, such as with respect to corporate organization, title and tax matters.

Guarantee of TCC

        The obligations of the Purchaser under the Acquisition Agreement have been guaranteed, on a joint and several basis, by TCC and by TCPL USA.

Closing Conditions

        The closing obligations of each of the parties to the Acquisition Agreement are subject to the mutual condition that all waiting periods applicable to the Acquisition under the HSR Act shall have expired or been terminated. The closing of the Acquisition is also subject to the mutual condition that no injunction or other order issued by a governmental authority prohibit or otherwise make illegal the consummation of the Acquisition.

        An additional condition of the Purchaser is the receipt of approvals of the United States Federal Communications Commission with respect to communication licenses applicable to ANR's business.

        The closing of the Acquisition is further subject to additional, customary closing conditions including, among others, that the parties shall have complied in all material respects with all covenants and agreements in the Acquisition Agreement and that the representations and warranties of the parties shall be true and correct in all material respects.

Termination of the Acquisition Agreement

        The Acquisition Agreement may be terminated at any time prior to the Acquisition Closing Date: (i) by the mutual written consent of the parties; (ii) by either party, if any governmental authority prohibits the Acquisition by final and unappealable order; (iii) by either party, if the closing of the Acquisition has not occurred on or before June 22, 2007, unless otherwise agreed by the parties; (iv) by the Purchaser, if El Paso fails to comply with any of its covenants or breaches its representations and warranties and such failure to comply or breach is not cured within 30 days and results in a failure to satisfy the conditions to closing; or (v) by El Paso, if the Purchaser fails to comply with any of its covenants or breaches its representations and warranties and such failure to comply or breach is not cured within 30 days and results in a failure to satisfy the conditions to closing.

Acquisition Financing Plan

        Currently, the Corporation intends to obtain, directly or indirectly through affiliates, financing from syndicates of lenders in an amount of approximately US$2.9 billion in order to fund the purchase price of the Acquisition. Following the release of the Escrowed Funds by the Escrow Agent, the net proceeds of the Offering will be used to repay a portion of such indebtedness. See "Use of Proceeds" and "Plan of Distribution".

Use of Proceeds

        The net proceeds to the Corporation from the Offering will be $1,447,364,900 after deducting the Underwriters' fee of $52,495,100, before deducting expenses of the Offering and excluding any interest that may be earned on the Escrowed Funds. The expenses of the Offering and the Underwriters' fee will be paid from the general funds of the Corporation. Following the release of the Escrowed Funds by the Escrow Agent, the Corporation will use the Escrowed Funds to repay a portion of the indebtedness incurred to finance a portion of the purchase price of the Acquisition. In the event that all of the conditions to closing of the Acquisition are satisfied or waived on or prior to the Offering Closing Date, the Corporation will deliver Common Shares on the Offering Closing Date instead of Subscription Receipts and will use the proceeds of the Offering to pay a portion of the purchase price of the Acquisition or repay a portion of the indebtedness incurred to finance a portion of the purchase price of the Acquisition. See "Recent Developments — Acquisition Financing Plan".

Consolidated Capitalization

        Other than the issuance on October 3, 2006 of $400 million aggregate principal amount of 4.65% medium term notes due October 3, 2016 by TransCanada PipeLines Limited ("TCPL"), a wholly owned subsidiary of the Corporation; an increase in available credit of approximately US$100 million under the credit facilities of TC PipeLines, LP on December 12, 2006; and the effect of changes in foreign currency exchange rates on US dollar denominated loans, there have been no material changes in the share and loan capital of the Corporation on a consolidated basis from September 30, 2006 to the date of this Prospectus Supplement. After giving effect to the Offering, the shareholders' equity of the Corporation will increase by the amount of the net proceeds of the Offering and the issued and outstanding Common Shares, on a fully diluted basis, will increase by 39,470,000 shares. In the event of the exercise in full of the Over-Allotment Option, the shareholders' equity of the Corporation will increase by an additional $217,104,735 and the number of issued and outstanding Common Shares, on a fully diluted basis, will increase by an additional 5,920,500 shares.

Details of the Offering

        The Offering consists of 39,470,000 Subscription Receipts at a price of $38.00 per Subscription Receipt. Each Subscription Receipt represents the right to receive, without payment of additional consideration, one Common Share upon closing of the Acquisition.

        Set forth below is a summary of the material attributes and characteristics of the Subscription Receipts. This summary does not purport to be complete. The subscription receipt agreement governing the terms of the Subscription Receipts to be dated as of the Offering Closing Date among the Corporation, BMO Nesbitt Burns Inc., RBC Dominion Securities Inc. and TD Securities Inc. (collectively, the "Lead Underwriters") on behalf of the Underwriters, and the Escrow Agent (the "Subscription Receipt Agreement") will be filed with the securities regulatory authorities in Canada and with the SEC on the Offering Closing Date.

        The Subscription Receipts will be issued on the Offering Closing Date pursuant to the Subscription Receipt Agreement. The Escrowed Funds will be delivered to and held in escrow by the Escrow Agent and will be invested in short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province or a Canadian chartered bank, as directed by the Corporation, provided that such obligation is rated at least R1 (middle) by DBRS or an equivalent rating by another rating service, pending: (i) receipt of a notice in prescribed form signed by the Corporation and the Lead Underwriters on behalf of the Underwriters confirming that the parties to the Acquisition Agreement will complete the Acquisition (the "Escrow Release Notice"); (ii) termination of the Acquisition Agreement; or (iii) either (i) or (ii) having not been completed by the Outside Date, at which time the Escrowed Funds will be released to the Corporation and the Underwriters or returned to each holder of Subscription Receipts as described below.

        The closing of the Acquisition is subject to several conditions including (i) expiration or termination of the applicable waiting period(s) under the HSR Act, and (ii) no order of any governmental authority remaining outstanding which prohibits or otherwise makes illegal the completion of the Acquisition. See "Recent Developments — Acquisition Agreement". Upon the consummation of the Acquisition, the Corporation will send the Escrow Release Notice to the Escrow Agent. Provided that the Escrow Release Notice is delivered to the Escrow Agent on or prior to the Outside Date, the Escrow Agent will automatically issue and deliver the appropriate number of Common Shares to each registered holder of Subscription Receipts without any further action required by such holder and without payment of additional consideration and thereafter the former holders of Subscription Receipts will be entitled as holders of Common Shares to receive dividends from the Corporation in accordance with the Corporation's dividend policy, to vote and to all other rights available to holders of Common Shares. Contemporaneously with the issuance and delivery of the Common Shares to the holders of Subscription Receipts, the Corporation will issue a press release specifying that Common Shares have been so issued and delivered and the Escrowed Funds will be released to the Corporation and the Underwriters. Holders of Subscription Receipts will also be entitled to receive the Dividend Equivalent Amount, if any.

        The Corporation has declared a dividend of $0.34 per Common Share payable on April 30, 2007 to shareholders of record at the close of business on March 30, 2007. If the Escrow Release Notice is delivered on or before March 30, 2007, former holders of Subscription Receipts who continue to hold Common Shares on March 30, 2007 will receive the dividend of $0.34 per Common Share on April 30, 2007. If the Escrow Release Notice is delivered after March 30, 2007, holders of Subscription Receipts will receive $0.34 per Subscription Receipt concurrent with the delivery of the Common Shares, as if the Subscription Receipts had been converted to Common Shares on or before March 30, 2007.

        In the event that all of the conditions to the closing of the Acquisition are satisfied or waived on or prior to the Offering Closing Date, the Corporation will deliver Common Shares on the Offering Closing Date instead of Subscription Receipts. In such event, the proceeds of the Offering will be paid to the Corporation and will not be held in escrow by the Escrow Agent. In addition, the Over-Allotment Option will be exercisable to purchase Common Shares rather than Subscription Receipts.

        In the event that the Acquisition fails to close on or prior to the Outside Date or is otherwise terminated, the Escrow Agent and the Corporation will return to each holder of Subscription Receipts, commencing on the third business day following the Outside Date or Termination Date, as the case may be, an amount equal to (i) the aggregate issue price of such holder's Subscription Receipts plus (ii) an amount equal to such holder's share of the interest earned on the Escrowed Funds, net of applicable withholding taxes.

        Under the Subscription Receipt Agreement, original purchasers of Subscription Receipts pursuant to the Offering will have a contractual right of rescission following the issuance of Common Shares to such purchaser upon the exchange of the Subscription Receipts to receive the amount paid for the Subscription Receipts if the Prospectus or this Prospectus Supplement (including documents incorporated herein by reference) or any amendment hereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days of the Offering Closing Date.

        From time to time while the Subscription Receipts are outstanding, the Corporation, the Underwriters and the Escrow Agent, without the consent of the holders of the Subscription Receipts, may amend or supplement the Subscription Receipt Agreement for certain purposes, including making any change that, in the opinion of the Escrow Agent, does not prejudice the rights of the holders of the Subscription Receipts. The Subscription Receipt Agreement provides for other modifications and alterations thereto and to the Subscription Receipts issued thereunder by way of an extraordinary resolution. The term "extraordinary resolution" is defined in the Subscription Receipt Agreement to mean, in effect, a resolution passed by the affirmative votes of the holders of not less than 66 2/3% of the number of outstanding Subscription Receipts represented and voting at a meeting of Subscription Receipt holders or an instrument or instruments in writing signed by the holders of not less than 66 2/3% of the number of outstanding Subscription Receipts.

        The Subscription Receipts and the Common Shares issuable upon the exchange of the Subscription Receipts will be issued in "book entry only" form and must be purchased or transferred through a participant in the CDS depository service ("CDS Participant"). The Corporation will cause a global certificate or certificates representing any newly issued Subscription Receipts or Common Shares issuable upon the exchange of the Subscription Receipts to be delivered to, and registered in the name of, CDS or its nominee. All rights of holders of Subscription Receipts and Common Shares must be exercised through, and all payments or other property to which such holder of Subscription Receipts or Common Shares, as the case may be, is entitled, will be made or delivered by, CDS or the CDS Participant through which the holder of Subscription Receipts or holder of Common Shares holds such Subscription Receipts or Common Shares, as the case may be. Each person who acquires Subscription Receipts or Common Shares upon the exchange of Subscription Receipts will receive only a customer confirmation of purchase from the registered dealer from or through which the Subscription Receipts or Common Shares are acquired in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS is responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the Subscription Receipts and Common Shares.

Plan of Distribution

        Pursuant to an underwriting agreement (the "Underwriting Agreement") dated February 6, 2007 between the Corporation and the Underwriters, the Corporation has agreed to sell an aggregate of 39,470,000 Subscription Receipts to the Underwriters, and the Underwriters have severally (and not jointly or jointly and severally) agreed to purchase from the Corporation, as principal, such Subscription Receipts on the Offering Closing Date. The Underwriting Agreement provides that the Corporation will pay the Underwriters a fee of $1.33 per Subscription Receipt issued and sold by the Corporation, for an aggregate fee payable by the Corporation of $52,495,100, in consideration of their services in connection with the Offering. 50% of the Underwriters' fee is payable on the Offering Closing Date. The other 50% of the Underwriters' fee is payable only upon release of the Escrowed Funds to the Corporation. If the Acquisition is not completed by the Outside Date or the Acquisition Agreement is otherwise terminated, the Underwriters' fee will consist solely of the amount paid on the Offering Closing Date.

        The Corporation has granted to the Underwriters the Over-Allotment Option exercisable at any time until 30 days following the Offering Closing Date to purchase up to an additional 15% of the Subscription Receipts at a price of $38.00 per Subscription Receipt. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Corporation, before expenses and interest, will be $1,724,839,000, $60,369,365 and $1,664,469,635, respectively. The granting of the Over-Allotment Option and the distribution of the Subscription Receipts that may be issued on the exercise of the Over-Allotment Option and the Common Shares issuable on exchange of these Subscription Receipts are also qualified under this Prospectus Supplement.

        The terms of the Offering were established through negotiations between the Corporation and the Underwriters.

        The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Subscription Receipts which it has agreed to purchase, the other Underwriters may, but are not obligated to, purchase such Subscription Receipts, provided that, if the aggregate number of Subscription Receipts not purchased is less than or equal to 10% of the aggregate number of Subscription Receipts agreed to be purchased by the Underwriters, then each of the other Underwriters is obligated to purchase severally the Subscription Receipts not taken up, on a pro rata basis or as they may otherwise agree as between themselves. The Underwriters are, however, obligated to take up and pay for all Subscription Receipts if any Subscription Receipts are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

        The Underwriters propose to offer the Subscription Receipts initially at the public offering price specified on the cover page of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Subscription Receipts offered by this Prospectus Supplement at the price specified herein, the offering price may be decreased and may be further changed from time to time to an amount not greater than that specified on the cover page of this Prospectus Supplement, and the compensation realized by the Underwriters will accordingly also be reduced.

        Subscriptions for Subscription Receipts will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice.

        There is currently no market through which the Subscription Receipts may be sold and purchasers may not be able to resell Subscription Receipts purchased under this Prospectus Supplement. The Corporation has applied to the TSX to list the Subscription Receipts, and the Common Shares issuable upon exercise of the Subscription Receipts. The Corporation has also applied to the NYSE to list the Common Shares issuable upon exchange of the Subscription Receipts. Listing is subject to the Corporation fulfilling all the listing requirements of the TSX and NYSE. There can be no assurance that the Subscription Receipts will be accepted for listing on the TSX.

        This Offering is being made concurrently in all the provinces and territories of Canada and in the United States pursuant to the multi-jurisdictional disclosure system implemented by securities regulatory authorities in the United States. The Subscription Receipts will be offered in Canada and the United States through the Underwriters either directly or, if applicable, through their respective Canadian or United States registered broker-dealer affiliates.

        The Corporation has agreed that, subject to certain exceptions, it shall not issue or agree to issue any Common Shares or other securities convertible into, or exchangeable for, Common Shares prior to 90 days after the Offering Closing Date without the prior consent of the Lead Underwriters, on behalf of the Underwriters, which consent shall not be unreasonably withheld. This 90 day period may be extended under certain circumstances.

        Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Subscription Receipts or Common Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Subscription Receipts. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of Market Regulation Services Inc., relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Pursuant to the first mentioned exception, in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Subscription Receipts at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

        As described in "Use of Proceeds", following the release of the Escrowed Funds by the Escrow Agent, the Corporation will use such Escrowed Funds to repay a portion of indebtedness incurred to finance a portion of the purchase price of the Acquisition. If the Escrowed Funds are used in this manner, more than 10% of the proceeds of this Offering, not including underwriting compensation, may be received by affiliates of the Underwriters. Consequently, this offering is being conducted in compliance with National Association of Securities Dealers ("NASD") Conduct Rule 2710(h). Pursuant to that rule, the public offering price of the Subscription Receipts can be no higher than that recommended by a "qualified independent underwriter," as defined by the NASD, which has participated in the preparation of the Prospectus Supplement and performed its usual standard of due diligence with respect to that Prospectus Supplement. RBC Capital Markets Corporation has agreed to act as qualified independent underwriter for the Offering and to perform a due diligence investigation and review and participate in the preparation of the Prospectus Supplement. The Corporation has agreed to indemnify RBC Capital Markets Corporation against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the United States Securities Act of 1933.

Relationship Between the Corporation and Certain of the Underwriters

        BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., HSBC Securities (Canada) Inc. and UBS Securities Canada Inc. are, directly or indirectly, subsidiaries of certain lenders (the "Lenders") which have extended credit facilities and bridge financing (collectively, the "Facilities") to the Corporation or its subsidiaries. Accordingly, the Corporation may be considered to be a "connected issuer" of such Underwriters under applicable securities legislation. The Facilities consist of a $1.5 billion syndicated revolving credit facility; a US$410 million syndicated revolving credit and term loan agreement; and certain other bank facilities with an aggregate commitment of $377 million. As of the date hereof, the Corporation has drawn US$397 million under the Facilities. The Corporation is in material compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any material breach by the Corporation of those agreements since the Facilities were established. Neither the financial position of the Corporation nor the value of any security granted under the Facilities has changed substantially and adversely since the indebtedness under the Facilities was incurred. None of the Lenders have been or will be involved in the decision to offer the Subscription Receipts and none have been or will be involved in the determination of the terms of any distribution of Subscription Receipts. Proceeds from the sale of Subscription Receipts may be used to reduce indebtedness which the Corporation or its subsidiaries may have with one or more Lenders which are related to an Underwriter. See "Recent Developments — Acquisition Financing Plan" and "Use of Proceeds".

Certain Income Tax Considerations

Certain Canadian Federal Income Tax Considerations

        In the opinion of Stikeman Elliott LLP, counsel to the Corporation with respect to Canadian federal income tax, the following is, as of the date of this Prospectus Supplement, a fair summary of the principal income tax considerations generally applicable under the Income Tax Act (Canada) (the "Tax Act") to a purchaser who acquires Subscription Receipts at the price set forth on the cover of this Prospectus Supplement in connection with this Offering and who, for purposes of the Tax Act, deals at arm's length, is not affiliated with the Corporation and holds the Subscription Receipts and the Common Shares issued on the exchange of Subscription Receipts (collectively the "Equity Securities") as capital property.

        This summary is not exhaustive of all possible income tax considerations applicable to an investment in Equity Securities. The income and other tax consequences of acquiring, holding or disposing of Equity Securities will vary depending on the holder's particular circumstances, including the province or territories of Canada in which the holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any prospective purchaser of Equity Securities. Investors should consult their own tax advisors for advice with respect to the tax consequences of an investment in Equity Securities based on their particular circumstances.

        Generally, the Equity Securities will be considered to be capital property to a holder provided that the holder does not hold the Equity Securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who are resident in Canada and who might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares, and all other "Canadian Securities" as defined by the Tax Act that are held by the holder, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to a holder that is a financial institution (as defined in the Tax Act for purposes of the so-called "mark-to-market rules"), a "specified financial institution" or a holder whose interest is a "tax shelter investment" (all as defined in the Tax Act).

        This summary is based upon the provisions of the Tax Act and the regulations under the Tax Act in force at the date of this Prospectus Supplement and counsel's understanding of the current published administrative and assessing practices of Canada Revenue Agency ("CRA"). This summary also takes into account all specific proposals to amend the Tax Act and the regulations under the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Prospectus Supplement. There can be no assurance that any tax proposals will be implemented in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax legislation or considerations (other than certain United States federal income tax considerations discussed below), which may differ significantly from those discussed in this Prospectus Supplement.

Canadian Taxation of Holders of Subscription Receipts Resident in Canada

Exchange of Subscription Receipts

        No capital gain or capital loss will be realized by a holder on the exchange of a Subscription Receipt for a Common Share. This opinion is based upon the interpretation of counsel that a Subscription Receipt is a right to acquire a Common Share on the satisfaction of certain conditions. No advance income tax ruling in respect of the Offering has been sought from the CRA and counsel is not aware of any judicial consideration of this interpretation.

        The cost to a holder of a Common Share acquired on the exchange of a Subscription Receipt will be the amount paid by the holder for the Subscription Receipt, plus any reasonable costs of acquisition of the Subscription Receipt. The adjusted cost base of a holder's Common Share acquired on the exchange of a Subscription Receipt will be determined by averaging the cost of such Common Share with the adjusted cost base of other Common Shares, if any, held by the holder as capital property at the time of the exchange.

Dispositions of Subscription Receipts

        A disposition or deemed disposition by a holder of a Subscription Receipt (for greater certainty, other than on the exchange thereof for a Common Share) will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. A holder's cost of a Subscription Receipt will generally be the amount paid to acquire the Subscription Receipt plus any reasonable costs of acquisition. A holder's adjusted cost base of a Subscription Receipt will reflect the average cost of the Subscription Receipts owned by the holder as capital property.

        One half of any capital gain (a "taxable capital gain") generally must be included in the holder's income for the taxation year of the disposition, and one half of any capital loss (an "allowable capital loss") realized in a taxation year must be deducted from taxable capital gains realized in such year. Allowable capital losses in excess of taxable capital gains for a taxation year generally may be deducted from taxable capital gains realized in the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard. A capital gain realized by a holder who is an individual may give rise to a liability for alternative minimum tax. A holder that is throughout the relevant taxation year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on some types of investment income, including interest and taxable capital gains.

Interest on Escrowed Funds

        As described above under "Details of the Offering", the holder of a Subscription Receipt will be entitled to receive the holder's share of the interest earned on the Escrowed Funds if the Acquisition does not close on or prior to the Termination Date or Outside Date, as applicable. A holder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing income for a taxation year any interest accrued to the holder on the Escrowed Funds to the end of the holder's taxation year, or that is receivable or received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year. Any other holder that is entitled to receive interest earned on the Escrowed Funds will be required to include as interest in income for a taxation year such interest as is received or receivable by the holder in that taxation year (depending on the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. Such amount will be excluded from the holder's proceeds of disposition for purposes of calculating the holder's capital gain or capital loss from the disposition of the Subscription Receipts.

Payment of Dividend Equivalent Amount

        As described above under "Details of the Offering", if the Acquisition closes on or prior to the Outside Date and if dividends have been declared on the Common Shares to holders of record on a date during the period from the Offering Closing Date to the Acquisition Closing Date, the holders of Subscription Receipts will be entitled to receive the Dividend Equivalent Amount. The Dividend Equivalent Amount, if any, paid to a holder of Subscription Receipts must be included in the income of the holder. A holder who is an individual will not be entitled to the dividend tax credit in respect of such amount, and a holder that is a corporation will not be entitled to deduct such amount in computing its taxable income.

Canadian Taxation of Holders of Subscription Receipts Not Resident in Canada

        A holder of Subscription Receipts who is not resident in Canada for purposes of the Tax Act, does not use or hold, and is not deemed to use or hold, the Subscription Receipts in, or in the course of, a business carried on in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder"), will not be subject to tax under the Tax Act in respect of a capital gain from a disposition of Subscription Receipts unless the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act) or the Non-Resident Holder together with such persons owned 25% or more of the issued shares of any class or series of the Corporation at any time in the 60-month period preceding the disposition.

        If a Non-Resident Holder receives the Divident Equivalent Amount, such amount will be deemed to be a dividend and will be subject to Canadian withholding tax at a rate of 25% of the gross amount thereof, subject to a reduction in such rate under the terms of an applicable tax convention. A Non-Resident Holder who is a resident of the United States for the purposes of the Canada-U.S. Tax Convention generally will be entitled to have the rate of such withholding reduced to 15%.

        If the Acquisition fails to close on or prior to the Termination Date or Outside Date, as applicable, and as a result a Non-Resident Holder receives an amount equal to the Non-Resident Holder's share of the interest earned on the Escrowed Funds, such amount will be subject to Canadian withholding tax at a rate of 25% of the gross amount thereof (except to the extent the Escrowed Funds are invested in obligations issued or guaranteed by the Government of Canada or a province of Canada or in foreign currency deposits with one or more Canadian chartered banks), subject to a reduction in such rate under the terms of an applicable tax convention. A Non-Resident Holder who is a resident of the United States for the purposes of the Canada-U.S. Tax Convention generally will be entitled to have the rate of such withholding reduced to 10%.

Certain United States Federal Income Tax Considerations

Notice Pursuant to United States Internal Revenue Circular 230

        The discussion under the heading "Certain United States Federal Income Tax Considerations" is not intended or written by the Corporation or its counsel to be used, and cannot be used, by any person for the purpose of avoiding tax penalties that may be imposed under US tax laws. The discussion under the heading "Certain United States Federal Income Tax Considerations" is provided to support the promotion or marketing of the Subscription Receipts and the Common Shares. Each potential investor should seek advice based on the investor's particular circumstances from an independent tax advisor concerning the potential tax consequences of an investment in the Subscription Receipts or the Common Shares.

General

        In the opinion of Mayer, Brown, Rowe & Maw LLP, counsel to the Corporation with respect to United States federal income tax, the following summary describes the material United States federal income tax consequences relating to an investment in each of the Subscription Receipts and the Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. The Corporation will not seek a ruling from the Internal Revenue Service (the "IRS") with regard to the United States federal income tax treatment relating to investment in the Subscription Receipts or the Common Shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.

        This summary does not purport to address all United States federal income tax consequences that may be relevant to a particular investor and each investor is urged to consult its own tax advisor regarding its specific tax situation. The summary applies only to holders who hold Subscription Receipts and the Common Shares as "capital assets" (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:

  •
  insurance companies;

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  regulated investment companies and real estate investment trusts;

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  tax-exempt organizations;

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  broker-dealers:

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  traders in securities that elect to mark to market;

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  banks or other financial institutions;

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  investors whose functional currency is not the US dollar;

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  United States expatriates;

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  investors that hold the Subscription Receipts or the Common Shares as part of a hedge, straddle or conversion transaction;

  •
  holders that purchase or otherwise acquire Subscription Receipts or the Common Shares other than through this Offering; or

  •
  holders that own, directly, indirectly, or constructively 10.0% or more of the Corporation's total combined voting stock.

        Further, this summary does not address the alternative minimum tax consequences of an investment in Subscription Receipts or the Common Shares or the indirect consequences to holders of equity interests in entities that own the Subscription Receipts or the Common Shares. In addition, this summary does not address the state, local and foreign tax consequences of an investment in the Subscription Receipts or the Common Shares. Each investor should consult its own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of the Subscription Receipts and the Common Shares in its particular circumstances.

        An investor is a "United States holder" if it is a beneficial owner of Subscription Receipts or Common Shares and is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

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  a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

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  an estate the income of which is subject to United States federal income tax regardless of its source; or

  •
  a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a United States person.

        If a partnership holds Subscription Receipts or the Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Subscription Receipts or the Common Shares should consult their own tax advisors. A "Non-United States holder" is a beneficial owner of Subscription Receipts or the Common Shares that is not a United States holder and is not treated as a partnership for United States federal income tax purposes.

Taxation of Subscription Receipts

        The United States federal income tax treatment of the Subscription Receipts for United States holders is subject to uncertainty. The Corporation does not intend to treat United States holders of Subscription Receipts as subject to tax for United States federal income tax purposes in respect of amounts earned on the Escrowed Funds unless and until, depending upon the holder's method of tax accounting, such holders are entitled to such amounts or such amounts are distributed to such holders (which income would include amounts withheld in respect of any Canadian withholding tax). However, it is possible that the IRS could successfully assert that a United States holder of Subscription Receipts is subject to tax with respect to the holder's share of the income earned on Escrowed Funds at or before relinquishment of such Subscription Receipts even if Common Shares rather than the holder's share of Escrowed Funds are received. In all likelihood, the amount of any Dividend Equivalent Amount to which the United States holder might be entitled (including amounts withheld in respect of any Canadian withholding tax) would be subject to tax, and it is unclear in such event how and to what extent the overall taxable amount would be adjusted if the United States holder were also taxable with respect to its share of the Escrowed Funds.

        Notwithstanding any change in value of the Common Shares after the Offering Closing Date, no gain or loss will be recognized upon any receipt of the Common Shares. In addition, a United States holder's disposition of Subscription Receipts prior to relinquishment either for Common Shares or for the holder's share of Escrowed Funds will generally result in such holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of the disposition are greater (or less) then the aggregate of the adjusted cost basis in the Subscription Receipts (except that, possibly, ordinary income could arise with respect to entitlement to a Dividend Equivalent Amount).

        Prospective purchasers of Subscription Receipts are urged to consult their own tax advisers regarding the United States federal income tax consequences of the purchase, settlement, and disposition of the Subscription Receipts.

Distributions on Common Shares

        Cash distributions made by the Corporation to a United States holder with respect to Common Shares (including amounts withheld in respect of any Canadian withholding taxes) generally will be taxable to such United States holder as ordinary dividend income when such United States holder receives the distribution, actually or constructively, to the extent paid out of the Corporation's current or accumulated earnings and profits (as determined for United States federal income tax purposes). If these dividends constitute qualified dividend income ("QDI"), non-corporate United States holders, including individuals, of the Common Shares will generally pay tax on such dividends received at a maximum rate of 15% until taxable years beginning after December 31, 2010, provided certain holding period requirements and other conditions are satisfied. Assuming the Corporation is not a passive foreign investment company (as discussed below), dividends paid by the Corporation will be QDI if the Corporation is a qualified foreign corporation ("QFC") at the time the dividends are paid. The Corporation believes that it is currently, and will continue to be, a QFC so as to allow all dividends paid by it to be QDI for United States federal income tax purposes. Distributions in excess of the Corporation's current and accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such United States holder's tax basis in the Common Shares. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the United States holder held the Common Shares for more than one year. Dividends paid by the Corporation generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders.

        Subject to certain limitations, a United States holder may be entitled to a credit or deduction against its United States federal income taxes for the amount of any Canadian taxes that are withheld from dividend distributions made to such United States holder. The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the United States holder to any foreign country or United States possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Income received with respect to the Common Shares will be treated as foreign source income and generally will constitute "passive category income" or "general category income" for United States foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and United States holders may be subject to various limitations on the amount of foreign tax credits that are available. The Corporation therefore urges prospective purchasers to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

        The amount of any cash distribution paid in Canadian dollars will equal the US dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is includable in income by the United States holder, regardless of whether the payment is in fact converted to US dollars at that time. Generally, a United States holder should not recognize any foreign currency gain or loss if such Canadian dollars are converted into US dollars on the date includable in income. If the Canadian dollars are not converted into US dollars on the date includable in income, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Canadian dollars. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

Sale or Exchange of Common Shares

        A United States holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the Common Shares measured by the difference between the amount received and the United States holder's tax basis in the Common Shares which should generally equal the United States holder's tax basis in the Subscription Receipts. Any gain or loss will be long-term capital gain or loss if the Common Shares have been held for more than one year and will generally be United States source gain or loss. For this purpose, the holding period in the Common Shares received upon relinquishment of the Subscription Rights generally will begin on the day following such relinquishment. A holder's ability to deduct capital losses is subject to limitations.

        For cash-basis United States holders who receive foreign currency in connection with a sale or other taxable disposition of Common Shares, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such Common Shares as determined on the settlement date of such sale or other taxable disposition. Accrual-basis United States holders may elect the same treatment required of cash-basis taxpayers with respect to a sale or other taxable disposition of Common Shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis United States holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale or other taxable disposition and the value prevailing on the date of payment. Any such currency gain or loss will generally be treated as ordinary income or loss that is United States source, in addition to the gain or loss, if any, recognized on the sale or other taxable disposition of Common Shares.

Passive Foreign Investment Company Rules

        United States holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if the Corporation is, or were to become, a passive foreign investment company ("PFIC") for United States federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually based on the facts and circumstances in existence at such time and consequently may be subject to change, the Corporation does not believe that the Corporation is, nor does the Corporation expect to become, a PFIC for United States federal income tax purposes. However, the matter is not free from doubt. The Corporation urges holders to consult their own tax advisors regarding the adverse tax consequences of owning the Common Shares were we to be a PFIC and making certain elections designed to lessen those adverse consequences.

Taxation of Non-United States holders

        Non-United States holders generally will not be subject to United States federal income or withholding tax on dividends received from the Corporation with respect to Common Shares, unless such income is considered effectively connected with the Non-United States holder's conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States). Non-United States holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other disposition of Common Shares unless:

  •
  such gain is considered effectively connected with the Non-United States holder's conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States); or

  •
  if such Non-United States holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

        In addition, if the holder is a corporate Non-United States holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30% (unless reduced or exempted by an applicable income tax treaty).

Backup Withholding and Information Reporting

        In general, payments in respect of income earned on the holder's share of Escrowed Funds received in lieu of Common Shares, dividends on Common Shares, and payments of the proceeds of a sale, exchange or other disposition of Common Shares, paid to a United States holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28% unless the holder is a corporation or other exempt recipient, or provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred.

        Non-United States holders generally are not subject to information reporting or backup withholding. However, such holders may be required to provide a certification to establish its non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

        Backup withholding is not an additional tax. A holder generally will be allowed a credit of the amount of any backup withholding against its United States federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder's income tax liability by timely filing a refund claim with the IRS.

Risk Factors

        An investment in the Subscription Receipts offered hereunder involves certain risks. In addition to the other information contained in this Prospectus Supplement and the accompanying Prospectus, and in the documents incorporated by reference therein, prospective purchasers of Subscription Receipts should consider carefully the risk factors set forth below, as well as the risk factors referenced in the accompanying Prospectus under the heading "Risk Factors".

Risks Relating to the Subscription Receipts and Common Shares

Subscription Receipt Structure

        The Subscription Receipts will be automatically exchanged for Common Shares concurrently with the closing of the Acquisition upon notice thereof by the Corporation to the Escrow Agent. The Corporation may, in its sole discretion, waive certain closing conditions in its favour in the Acquisition Agreement or agree to amend the Acquisition Agreement and consummate the Acquisition on terms that may be different from those described in this Prospectus Supplement. As a result, the expected benefits of the Acquisition may not be fully realized. See "Recent Developments — Acquisition Agreement" in this

Prospectus Supplement. As a consequence, holders of Subscription Receipts will essentially assume the same risk as though they had invested directly in Common Shares on the Offering Closing Date.

Market for Securities

        There is currently no market through which the Subscription Receipts may be sold and purchasers of Subscription Receipts may not be able to resell the Subscription Receipts purchased under this Prospectus Supplement. The price offered to the public for the Subscription Receipts and the number of Subscription Receipts to be issued have been determined by negotiations among the Corporation and the Underwriters. The price paid for each Subscription Receipt may bear no relationship to the price at which the Subscription Receipts will trade in the public market subsequent to this Offering. The Corporation cannot predict at what price the Subscription Receipts will trade and there can be no assurance that an active trading market will develop for the Subscription Receipts or, if developed, that such market will be sustained. The Corporation has applied to list and post for trading the Subscription Receipts and the Common Shares issuable upon exchange of the Subscription Receipts, on the TSX. The Corporation has also applied to the NYSE to list the Common Shares issuable upon exchange of the Subscription Receipts. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX and NYSE. There can be no assurance that the Subscription Receipts will be accepted for listing on the TSX.

Dividends

        Dividends to be paid by the Corporation may fluctuate. The board of directors of the Corporation reviews the financial performance of the Corporation quarterly and makes a determination of the appropriate level of dividends to be declared in the following quarter. Currently, the Corporation's payment of dividends on its Common Shares is funded from dividends the Corporation receives as the sole common shareholder of TCPL. Provisions of various trust indentures and credit arrangements to which TCPL is a party restrict TCPL's ability to declare and pay dividends to the Corporation under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on the Corporation's ability to declare and pay dividends on its Common Shares.

Monies in Escrow

        The proceeds of the Offering are being held in escrow pending closing of the Acquisition or termination of the Acquisition Agreement. There can be no assurance that the conditions for the release of the Escrowed Funds will be satisfied on or prior to the Outside Date or Termination Date.

Risks Relating to the Acquisition

Closing of the Acquisition

        It is expected that the Offering Closing Date will occur prior to the Acquisition Closing Date. The closing of the Acquisition is subject to certain conditions, including that all waiting periods applicable to the Acquisition under the HSR Act shall have expired or been terminated. See "Recent Developments — Acquisition Agreement". The Corporation intends to consummate the Acquisition as soon as practicable after meeting such conditions. However, there can be no assurance that such conditions to the closing of the Acquisition will be satisfied on schedule or at all. If the Acquisition fails to close on or prior to 5:00 p.m. (Calgary time) on the Outside Date or if the Acquisition Agreement is terminated at any earlier time, the Escrow Agent and the Corporation will return to each holder of Subscription Receipts an amount equal to (i) the aggregate issue price of such holder's Subscription Receipts plus (ii) an amount equal to such holder's share of the interest earned on the Escrowed Funds, net of any applicable withholding taxes. See "Details of the Offering".

Unexpected Costs or Liabilities Related to the Acquisition

        Although the Corporation conducted what it believed to be a prudent and thorough level of investigation in connection with the Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, ANR. Following the Acquisition, the

Corporation may discover that it has acquired substantial undisclosed liabilities. In addition, the Corporation may be unable to retain existing ANR customers or employees following the Acquisition. Only certain of these events may entitle the Corporation to claim indemnification from El Paso under the Acquisition Agreement. The existence of undisclosed liabilities, the Corporation's inability to retain existing ANR customers or employees or the inability to claim indemnification from El Paso could, however, have an adverse impact on the Corporation's business, financial condition, results of operations and cash flows.

Integration of ANR

        To effectively integrate ANR into its current operations, the Corporation must establish appropriate operational, administrative, finance, management systems and controls and marketing functions relating to ANR. This will require substantial attention from the Corporation's management team. This diversion of management attention, as well as any other difficulties which the Corporation may encounter in completing the transition and integration process, could have an adverse impact on the Corporation's business, financial condition, results of operations and cash flows. The Acquisition Agreement provides that El Paso and the Purchaser will enter into a transition services agreement pursuant to which El Paso will provide certain services necessary to enable ANR to operate its business after closing of the Acquisition substantially in the manner before closing. There can be no assurance, however, that the Corporation will be successful in integrating ANR's operations, or that the expected benefits will be realized.

Foreign Currency Exposure

        After giving effect to the Acquisition, a significant portion of the Corporation's earnings and net assets will be denominated in US dollars. Accordingly, fluctuations in exchange rates between the Canadian and US dollar may have an adverse effect on the Corporation's results and financial condition. Future events that may significantly increase or decrease the risk of future movement in the exchange rates for these currencies cannot be predicted.

Material Contracts

        The material contracts and other instruments entered into by, to be entered into by, or to become binding upon, the Corporation or its subsidiary entities in connection with the Acquisition or the Offering are as follows:

  •
  the Acquisition Agreement referred to under "Recent Developments — Acquisition Agreement";

  •
  the Subscription Receipt Agreement referred to under "Details of the Offering"; and

  •
  the Underwriting Agreement referred to under "Plan of Distribution".

        Copies of the foregoing agreements may be inspected during regular business hours at the offices of the Corporation, at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, until the expiry of the 30 day period following the date of this Prospectus Supplement.

Legal Matters

        Certain legal matters relating to Canadian law in connection with the Subscription Receipts offered hereby will be passed upon on behalf of the Corporation by Stikeman Elliott LLP, and on behalf of the Underwriters by Macleod Dixon LLP. Certain legal matters relating to United States law in connection with the Subscription Receipts offered hereby will be passed upon on behalf of the Corporation by Mayer, Brown, Rowe & Maw LLP and on behalf of the Underwriters by Shearman & Sterling LLP. As to matters of Canadian law, Mayer, Brown, Rowe & Maw LLP will rely upon the opinion of Stikeman Elliott LLP.

Interests of Experts

        As at the date of this Prospectus Supplement, the partners and associates of Stikeman Elliott LLP and Mayer, Brown, Rowe & Maw LLP, as a group, and the partners and associates of Macleod Dixon LLP as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2005, KPMG LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of Alberta and the standards of the SEC.

Auditors, Transfer Agent and Registrar

        The Corporation's auditors are KPMG LLP, Chartered Accountants, Calgary, Alberta.

        The transfer agent and registrar for the Subscription Receipts and Common Shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, and Toronto, Ontario.

Auditors' Consent

To the Board of Directors of the Corporation:

        We have read the prospectus supplement dated February 6, 2007 relating to the sale and issue of subscription receipts of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above mentioned prospectus supplement of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three year period ended December 31, 2005. We also consent to the incorporation by reference in the above mentioned prospectus supplement of our report to the shareholders of the Corporation on the related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005. Our reports are dated February 27, 2006.

Calgary, Canada	(Signed) "KPMG LLP"
February 6, 2007	Chartered Accountants

TRANSCANADA CORPORATION

$3,000,000,000

Common Shares
First Preferred Shares
Second Preferred Shares
Subscription Receipts

        TransCanada Corporation ("TCC" or the "Corporation") may from time to time offer common shares ("Common Shares"), first preferred shares ("First Preferred Shares"), second preferred shares ("Second Preferred Shares") and subscription receipts ("Subscription Receipts") (collectively, Common Shares, First Preferred Shares, Second Preferred Shares and Subscription Receipts are referred to herein as the "Securities") having an aggregate offering price of up to $3,000,000,000 (or the equivalent in US dollars or other currencies) during the 25 month period that this short form base shelf prospectus, including any amendments hereto, remains valid (the "Offering").

        The specific terms of any offering of Securities will be set forth in a shelf prospectus supplement (a "Prospectus Supplement") including, where applicable: (i) in the case of Common Shares, the number of shares offered and the offering price; (ii) in the case of First Preferred Shares and Second Preferred Shares, the designation of the particular series, the number of shares offered, the offering price, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms; and (iii) in the case of Subscription Receipts, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares, First Preferred Shares or Second Preferred Shares, as the case may be, and any other specific terms. A Prospectus Supplement may include other terms pertaining to the Securities that are not prohibited by the parameters set forth in this prospectus.

        All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

        The issued and outstanding Common Shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TRP". There is no market through which the First Preferred Shares, Second Preferred Shares or Subscription Receipts may be sold and purchasers may not be able to resell any First Preferred Shares, Second Preferred Shares or Subscription Receipts purchased under this prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See the "Risk Factors" section of the applicable Prospectus Supplement.

        The Corporation may sell the Securities to or through underwriters purchasing as principals and may also sell the Securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter or agent, as the case may be, engaged by TCC in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the proceeds to TCC, any fees, discounts or other compensation payable to underwriters or agents, and any other material terms of the plan of distribution.

        This Offering is made by a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. Information regarding the impact upon the Corporation's financial statements of significant differences between Canadian and US generally accepted accounting principles is contained in the Corporation's audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2006 and December 31, 2005 and for the three and nine month periods ended September 30, 2006 and 2005.

        Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement.

        The enforcement by investors of civil liabilities under US federal securities laws may be affected adversely by the fact that the Corporation is incorporated and organized under the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

        These Securities have not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 31, 2007.

Forward-Looking Information

        This prospectus (and any Prospectus Supplement) and the documents incorporated by reference in this prospectus include "forward-looking statements" within the meaning of securities laws, including the "safe harbour" provisions of the Securities Act (Ontario), the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended. All forward-looking statements are based on the Corporation's current beliefs as well as assumptions made by and information currently available to the Corporation and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements may be identified by the use of words like "believes", "intends", "expects", "may", "will", "should", or "anticipates", or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

        The risks and uncertainties of the Corporation's business, including those discussed and incorporated by reference in this prospectus and the Annual Information Form (as defined herein) as described under "Risk Factors", could cause TCC's actual results and experience to differ materially from the anticipated results or other expectations expressed. The material assumptions in making these forward-looking statements are disclosed in the MD&A (as hereinafter defined, as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein) under the headings "Overview and Strategic Priorities", "Gas Transmission — Opportunities and Developments", "Gas Transmission — Outlook", "Power — Opportunities and Developments" and "Power — Outlook". (For periods subsequent to June 1, 2006, the headings in the preceding sentence are "Overview and Strategic Priorities", "Pipelines — Opportunities and Developments", "Pipelines — Outlook", "Energy — Opportunities and Developments" and "Energy — Outlook".) In addition, the Corporation bases forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that events described in the forward-looking statements set out in this prospectus (and any Prospectus Supplement) and the documents incorporated by reference in this prospectus may not occur.

        The Corporation cannot assure prospective investors that its future results, levels of activity and achievements will occur as the Corporation expects, and neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, the Corporation assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Where to Find More Information

        The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Corporation sells Securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this prospectus.

        The Corporation files annual and quarterly financial information and material change reports and other material with the securities commissions or similar regulatory authority in each of the provinces and territories of Canada and with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that TCC has filed with the securities commissions or similar authorities in each of the provinces and territories of Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Prospective investors may read and copy any document TCC has filed with the SEC at the SEC's public reference room in Washington D.C. and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents the Corporation has filed with the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system at www.sec.gov. Reports and other information about the Corporation may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Enforceability of Civil Liabilities

        The Corporation is a corporation incorporated under and governed by the Canada Business Corporations Act. Some of the directors and officers of the Corporation, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. TCC has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of the directors and officers of the Corporation and experts under the United States federal securities laws. TCC has been advised by its Canadian counsel, Stikeman Elliott LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. TCC has also been advised by Stikeman Elliott LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed TransCanada Power Marketing Ltd. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of securities under this prospectus.

Documents Incorporated by Reference

        Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada and with the SEC in the United States.

        The following documents of the Corporation filed with the securities commissions or similar authorities in each of the provinces and territories of Canada and the SEC are incorporated by reference in this prospectus:

  (a)
  Audited comparative consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, the notes thereto, and the auditors' report thereon, and management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2005 (the "MD&A");

  (b)
  Audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, the notes thereto, and the auditors' report thereon;

  (c)
  Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference, dated February 27, 2006;

  (d)
  Annual Information Form for the year ended December 31, 2005 dated February 27, 2006 (the "Annual Information Form");

  (e)
  Management Proxy Circular dated February 28, 2006 for the 2006 annual meeting of shareholders held April 28, 2006;

  (f)
  Unaudited interim comparative consolidated financial statements as at September 30, 2006 and December 31, 2005 and for the three and nine month periods ended September 30, 2006 and 2005, the notes thereto, and management's discussion and analysis of financial condition and results of operations as at and for the nine month period ended September 30, 2006;

  (g)
  Unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2006 and December 31, 2005 and for the three and nine month periods ended September 30, 2006 and 2005;

  (h)
  Material change report dated June 1, 2006 relating to changes in executive leadership of TCC;

  (i)
  Material change report dated January 2, 2007 relating to TCC's pending acquisition of American Natural Resources Company and ANR Storage Company (collectively "ANR") and an additional 3.55% interest in Great Lakes Gas Transmission Limited Partnership ("Great Lakes") from El Paso Corporation ("El Paso"); and

  (j)
  Press release dated January 30, 2007, relating to the Corporation's results of operations for the three months and year ended December 31, 2006.

        Any documents of the type referred to above (excluding confidential material change reports and press releases that do not contain financial information about the Corporation for financial periods more recent than the most recent annual or interim financial statements filed with the securities regulatory authorities in Canada) and any business acquisition reports subsequently filed by the Corporation with securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus. These documents are available through the internet on SEDAR, which can be accessed at www.sedar.com. In addition, any similar documents filed by the Corporation with the SEC in the Corporation's periodic report on Form 6-K or annual report on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus, shall be deemed to be incorporated by reference into this prospectus and the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. The Corporation's periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC's web site at www.sec.gov.

        Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

        Upon a new annual information form and the related annual audited financial statements being filed by the Corporation with and, where required, accepted by the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form, the previous annual audited financial statements and accompanying management's discussion and analysis, all interim financial statements and accompanying management's discussion and analysis, all material change reports and all business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder. Upon interim financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of Securities hereunder.

        The Corporation will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransCanada Corporation, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

        Prospective investors should rely only on the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this prospectus forms a part. The Corporation has not authorized anyone to provide prospective investors with different or additional information. The Corporation is not making an offer of these Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

About This Prospectus

        In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada, and references to "US dollars" or "US$" are to lawful currency of the United States.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any Prospectus Supplement is determined using Canadian generally accepted accounting principles which are in effect from time to time in Canada, referred to as "Canadian GAAP". "US GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between the Corporation's financial results as calculated under Canadian GAAP and US GAAP, prospective investors should refer to the Corporation's audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2006 and December 31, 2005 and for the three and nine month periods ended September 30, 2006 and 2005.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities offered thereunder.

TransCanada Corporation

        TCC was incorporated pursuant to the provisions of the Canada Business Corporations Act on February 25, 2003 in connection with a plan of arrangement which established TCC as the parent company of TransCanada PipeLines Limited ("TCPL"). The arrangement was approved by TCPL common shareholders on April 25, 2003 and, following court approval and the filing of Articles of Arrangement, the arrangement became effective May 15, 2003. Pursuant to the arrangement, the common shareholders of TCPL exchanged each of their TCPL common shares for one Common Share of TCC. The debt securities and preferred shares of TCPL remained obligations and securities of TCPL. TCPL continues to hold the assets it held prior to the arrangement and continues to carry on business as the principal operating subsidiary of the TCC group of entities. TCC does not hold any material assets directly other than the common shares of TCPL and notes receivable from certain of TCC's subsidiaries. TCC's head and registered office is located at 450 - 1st Street S.W., Calgary Alberta, Canada, T2P 5H1.

        TCC, through TCPL, operates primarily in two business segments: Pipelines and Energy. The Pipelines segment of TCC's business is principally comprised of TCPL's pipelines in Canada, the United States, Mexico and South America. The Energy segment of TCC's business includes TCPL's power operations in Canada and the United States, natural gas storage business in Canada and liquefied natural gas projects in Canada and the United States.

Recent Developments

        On December 22, 2006, the Corporation announced plans to acquire, through an indirect subsidiary of the Corporation, ANR and an additional 3.55% interest in Great Lakes from El Paso. The total purchase price is US$3.4 billion, subject to certain closing adjustments, and includes US$457 million of assumed debt. Pending regulatory approvals, the acquisition is expected to close in the first quarter of 2007.

        ANR operates one of the largest interstate natural gas pipeline systems in the United States, providing transportation, storage, and various capacity-related services to a variety of customers in both the US and Canada. The system consists of 17,000 kilometres (10,500 miles) of pipeline with a peak-day capacity of 6.8 billion cubic feet per day ("Bcf/d"). It transports natural gas from producing fields in Louisiana, Oklahoma, Texas and the Gulf of Mexico to markets in Wisconsin, Michigan, Illinois, Ohio and Indiana. The ANR pipeline system also connects with numerous other pipelines providing customers with access to diverse sources of supply from western Canada and the Rocky Mountain region and access to a variety of end-user markets in midwestern and northeastern United States.

        ANR also owns and operates numerous underground natural gas storage facilities in Michigan with a total capacity of approximately 230 billion cubic feet. As part of the acquisition, TCC will also obtain certain gas supplies contained within production and storage reservoirs in Michigan.

        Great Lakes owns and operates a 3,400 kilometre (2,115 mile) interstate natural gas pipeline system with a design capacity of 2.5 Bcf/d. Extending from the Minnesota-Manitoba border at Emerson to the Michigan-Ontario border at St. Clair, Great Lakes provides a direct link between the Western Canadian Sedimentary Basin and major industrial and market centres in Minnesota, Wisconsin, Michigan and eastern Canada. In addition to the acquisition of an additional 3.55% interest in Great Lakes, TCC will also become the operator of Great Lakes through the sole ownership of the operating company previously jointly owned by affiliates of El Paso and TCC.

        Concurrently with TCC's acquisition of a 3.55% interest in Great Lakes, TC PipeLines, LP will acquire a 46.45% interest in Great Lakes from El Paso. An affiliate of TCC is the general partner of, and a common unitholder holding a 13.4% interest in, TC PipeLines, LP.

Consolidated Capitalization

        Other than the issuance on October 3, 2006 of $400 million aggregate principal amount of 4.65% medium term notes of TCPL due October 3, 2016; an increase in available credit of approximately US$100 million under the credit facilities of TC PipeLines, LP on December 12, 2006; and the effect of changes in foreign currency exchange rates on US dollar denominated loans, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2006.

Use of Proceeds

        Unless otherwise indicated in a Prospectus Supplement relating to a particular offering of Securities, the Corporation intends to use the net proceeds from the sale of Securities to repay indebtedness and/or to, directly or indirectly, finance future growth opportunities. Specific information about the use of net proceeds will be set forth in a Prospectus Supplement. The Corporation may invest funds which the Corporation does not immediately use. Such investments may include short-term marketable investment grade securities. The Corporation may, from time to time, issue securities (including debt securities) other than pursuant to this prospectus.

Description of the Securities Being Distributed

        The Corporation is authorized to issue an unlimited number of Common Shares, of which 489,110,929 were issued and outstanding as of January 30, 2007, and an unlimited number of First Preferred Shares and Second Preferred Shares issuable in series, of which none are outstanding as of January 30, 2007. No Subscription Receipts were issued and outstanding as of January 30, 2007.

        The following description of each of the Common Shares, First Preferred Shares, Second Preferred Shares and Subscription Receipts is a summary of certain of their material attributes and characteristics which does not purport to be complete. The terms and conditions set forth in this section will apply, as applicable, to each Common Share, First Preferred Share, Second Preferred Share and Subscription Receipt unless otherwise specified.

Common Shares

        The Common Shares entitle the holders thereof to one vote per share at all meetings of shareholders, except meetings at which only holders of another specified class of shares are entitled to vote, and, subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares and the Second Preferred Shares, whether as a class or a series, and to any other class or series of shares of TCC which rank prior to the Common Shares, entitle the holders thereof to receive: (i) dividends if, as and when declared by the board of directors of TCC out of the assets of TCC properly applicable to the payment of the dividends in such amount and payable at such times and at such place or places as the board of directors of TCC may from time to time determine; and (ii) the remaining property of TCC upon a dissolution.

        The Corporation has a shareholders' rights plan (the "Rights Plan") that is designed to encourage the fair treatment of shareholders in connection with any takeover bid for the Corporation. Rights issued under the Rights Plan become exercisable when a person (subject to certain exceptions), and any related parties, acquires or announces the intention to acquire 20% or more of the Corporation's outstanding Common Shares without complying with certain provisions set out in the Rights Plan or without approval of the board of directors of the Corporation. Should such an acquisition occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase Common Shares essentially at a 50% discount to the market price at that time. For further particulars, reference should be made to the Rights Plan, a copy of which may be obtained on request without charge from the Corporate Secretary of TCC, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1 (telephone (403) 920-2000).

First Preferred Shares

        Subject to certain limitations, the board of directors of TCC may, from time to time, issue First Preferred Shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The First Preferred Shares, as a class, have, among others, provisions to the effect set forth below.

        The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series, and shall be entitled to preference over the Common Shares, the Second Preferred Shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of TCC in the event of a liquidation, dissolution or winding up of TCC.

        Except as provided by the Canada Business Corporations Act or as referred to below, the holders of the First Preferred Shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders' meetings. The holders of any particular series of First Preferred Shares will, if the directors of TCC so determine prior to the issuance of such series, be entitled to such voting rights as may be determined by the directors if TCC fails to pay dividends on that series of preferred shares for any period as may be so determined by the directors.

        The provisions attaching to the First Preferred Shares as a class may be modified, amended or varied only with the approval of the holders of the First Preferred Shares as a class. Any such approval to be given by the holders of the First Preferred Shares may be given by the affirmative vote of the holders of not less than 66 2/3 per cent of the First Preferred Shares represented and voted at a meeting or adjourned meeting of such holders.

Second Preferred Shares

        The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are substantially identical to those attaching to the First Preferred Shares, except that the Second Preferred Shares are junior to the First Preferred Shares with respect to the payment of dividends, repayment of capital and the distribution of assets of TCC in the event of a liquidation, dissolution or winding up of TCC.

Subscription Receipts

        The Subscription Receipts may be offered separately or together with the Common Shares, First Preferred Shares or Second Preferred Shares, as the case may be. The Subscription Receipts will be issued under a subscription receipt agreement that will be entered into at the time of issuance of the Subscription Receipts.

        The applicable Prospectus Supplement will include details of the subscription receipt agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the subscription receipt agreement will be filed by the Corporation with securities regulatory authorities in Canada after it has been entered into by the Corporation.

        The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

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  the number of Subscription Receipts;

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  the price at which the Subscription Receipts will be offered;

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  the procedures for the exchange of the Subscription Receipts into Common Shares, First Preferred Shares or Second Preferred Shares, as the case may be;

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  the number of Common Shares, First Preferred Shares or Second Preferred Shares, as the case may be, that may be exchanged upon exercise of each Subscription Receipt;

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  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

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  terms relating to the holding and release or return of the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

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  material income tax consequences of owning the Subscription Receipts; and

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  any other material terms and conditions of the Subscription Receipts.

Certain Income Tax Considerations

        The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a resident of Canada or who is a non-resident of Canada of the acquisition, ownership and disposition of any Securities offered thereunder, including whether the payment of dividends will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain material United States federal income tax consequences of the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a United States person (within the meaning of the United States Internal Revenue Code).

Plan of Distribution

        The Corporation may sell the Securities: (i) through underwriters purchasing as principals; (ii) directly to one or more purchasers pursuant to applicable statutory exemptions; or (iii) through agents. The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices.

        The Prospectus Supplement relating to each offering of Securities will identify each underwriter or agent, as the case may be, and will also set forth the terms of that offering, including the type of Security being offered, the purchase price of such Security, the proceeds to the Corporation, any underwriter's or agent's fees, commissions or other items constituting underwriter's or agent's compensation, any public offering price, and any concessions or discounts allowed or reallowed or paid by any underwriters to others. Only underwriters or agents so named in the Prospectus Supplement are deemed to be underwriters or agents, as the case may be, in connection with the Securities offered thereby.

        In connection with the sale of the Securities, underwriters may receive compensation from the Corporation in the form of commissions, concessions or discounts. Any such commissions may be paid out of the general funds of the Corporation or the proceeds of the sale of the Securities.

        Under agreements which may be entered into by the Corporation, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof.

        The Prospectus Supplement will set forth the intention of any underwriters or agents who participate in the distribution of the Securities to over-allot or effect transactions which stabilize, maintain, or otherwise affect the Security's price at a higher level than that which might exist in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Risk Factors

        Prospective purchasers of Securities should consider carefully the risk factors contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of Securities.

        Discussions of certain risks affecting the Corporation in connection with its business are provided in the Corporation's annual disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

Legal Matters

        Certain matters relating to the issue and sale of the Securities will be passed upon on behalf of the Corporation by Stikeman Elliott LLP, as to matters of Canadian law, and Mayer, Brown, Rowe & Maw LLP, as to matters of United States law. As to matters of Canadian law, Mayer, Brown, Rowe & Maw LLP will rely upon the opinion of Stikeman Elliott LLP.

Auditors, Transfer Agent and Registrar

        The auditors of the Corporation are KPMG LLP, Chartered Accountants, Calgary, Alberta.

        The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto and Calgary.

Interest of Experts

        As at the date of this prospectus, the partners and associates of Stikeman Elliott LLP and Mayer, Brown, Rowe & Maw LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2005, KPMG LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of Alberta and the standards of the SEC.

Experts

        The audited comparative consolidated financial statements of the Corporation as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 and the notes thereto and the audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, Chartered Accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Documents Filed as Part of the Registration Statement

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consents of KPMG LLP; consent of Stikeman Elliott LLP; consent of Mayer, Brown, Rowe & Maw LLP; and powers of attorney from directors and officers of the Corporation.

QuickLinks

Table of Contents
Important Notice About Information in this Prospectus Supplement and the Accompanying Prospectus
Forward-Looking Information
Exchange Rates
Where to Find More Information
Documents Incorporated by Reference
Recent Developments
Use of Proceeds
Consolidated Capitalization
Details of the Offering
Plan of Distribution
Relationship Between the Corporation and Certain of the Underwriters
Certain Income Tax Considerations
Risk Factors
Material Contracts
Legal Matters
Interests of Experts
Auditors, Transfer Agent and Registrar
Auditors' Consent
Table of Contents
Forward-Looking Information
Where to Find More Information
Enforceability of Civil Liabilities
Documents Incorporated by Reference
About This Prospectus
TransCanada Corporation
Recent Developments
Consolidated Capitalization
Use of Proceeds
Description of the Securities Being Distributed
Certain Income Tax Considerations
Plan of Distribution
Risk Factors
Legal Matters
Auditors, Transfer Agent and Registrar
Interest of Experts
Experts
Documents Filed as Part of the Registration Statement